UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2005

BHP Billiton Plc
(Translation of registrant's name into English)

Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

29 August 2005 To: Australian Stock Exchange London Stock Exchange CC: New York Stock Exchange Swiss Stock Exchange JSE Securities Exchange SA Deutsche Bank UBS Zurich

BHP Billiton Limited On-market Share Buy-back

Please find attached, for the information of your markets, a notice in the form (Appendix 3D) required by the Listing Rules of the Australian Stock Exchange advising of a change to the BHP Billiton Limited on-market share buy-back program.

The program has been extended by 12 months to 30 September 2006. In addition, the maximum number of shares that may be purchased by BHP Billiton Limited under the buy-back program has been increased from 186 million to 358 million. The increased number represents less than 10 percent of the issued share capital of BHP Billiton Limited at 30 June 2005, and is now consistent with BHP Billiton Plc's authority to purchase up to approximately 10 percent of its issued share capital.

Previously up to 186 million shares could be bought back on-market under the BHP Billiton Limited program and cancelled, less the aggregate number of BHP Billiton Plc shares known to BHP Billiton Limited to have been purchased by Nelson Investment Limited since 1 July 2001. The Nelson structure was dismantled in 2001 and no further BHP Billiton Plc shares will be purchased by Nelson. Therefore, the BHP Billiton Plc shares purchased by Nelson will no longer be taken into account in determining the number of shares that may be bought back on market by BHP Billiton Limited under its program.

The level of share purchases undertaken by BHP Billiton Limited will continue to remain subject to prevailing market conditions and alternative capital investment opportunities available to the Group.
Karen Wood
Company Secretary

Rule 3.8A

Appendix 3D

Changes relating to buy-back

(except minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
BHP Billiton Limited	49 004 028 077

We (the entity) give ASX the following information.
1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	16 September 2004

Information about the change

Complete each item for which there has been a change and items 9 and 10.
		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
On-market buy-back
2	Name of broker who will act on the company's behalf

3	Deleted 30/9/2001.

4

If the company intends to buy back a maximum number of shares - that number

Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.

		186 million	358 million

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

5	If the company intends to buy back a maximum number of shares - the number remaining to be bought back

6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	Up to and including 30 September 2005	Up to and including 30 September 2006

7	If the company intends to buy back shares if conditions are met - those conditions

All buy-backs
8	Any other change

9	Reason for change

Increasing the maximum number of shares that BHP Billiton Limited can buy-back, and extension of period of buy-back program for capital management purposes. BHP Billiton Limited buy-back authority is now consistent with the BHP Billiton Plc buy-back authority.

10	Any other information material to a shareholder's decision whether to accept the offer (eg, details of any proposed takeover bid)

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:                                                      Date: 29 August 2005

                    Company secretary

Print name:  Karen J Wood

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 29 August 2005	By:	Karen Wood
	Name:	Karen Wood
	Title:	Company Secretary